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                              December 29, 2020

       Peter Scalise
       President
       The3rdBevco Inc.
       606 Johnson Avenue
       Suite 1
       Bohemia, New York 11716

                                                        Re: The3rdBevco Inc.
                                                            Amendment No. 7 to
Offering Statement on Form 1-A
                                                            Filed December 21,
2020
                                                            File No. 024-11278

       Dear Mr. Scalise:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 8, 2020 letter.

       Amendment No. 7 to Offering Statement on Form 1-A filed December 21,
2020

       Exhibits

   1. We note your response to prior comment three. We note that your auditor has consented to its report dated
July 13, 2020 with respect to your financial statements which appear in this Form 1-A/A. Please
make arrangements with your auditor to have them provide a
                                                        revised consent in your
next amendment which refers to their report dated December 10,
                                                        2020 instead of July
13, 2020. Please ensure that the auditor's report date referenced in the consent agrees with
the auditor's report in the filing.

                                                        You may contact Ernest
Greene, Staff Accountant, at 202-551-3733 or John Cash,
 Peter Scalise
The3rdBevco Inc.
December 29, 2020
Page 2

Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-
551-3602 or Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.



                                                            Sincerely,
FirstName LastNamePeter Scalise
                                                            Division of
Corporation Finance
Comapany NameThe3rdBevco Inc.
                                                            Office of
Manufacturing
December 29, 2020 Page 2
cc:       William R. Eilers, Esq.
FirstName LastName